Exhibit 99.11

Press Release

Covid-19: Total Mobilized to Support Hospital Healthcare Staff

in France by Providing them with

up to 50 Million Euros in Gasoline Vouchers

Paris, March 23, 2020 – The Total Group has decided to support healthcare staff of French hospitals mobilized in the fight against the Covid-19 virus by supplying them with fuel for their travel.

In consultation with France’s health authorities, Total will provide hospitals with gasoline vouchers worth up to €50 million that can be used at Total stations. Hospital directors can call +33 1 84 94 84 00 or write to covid19@total.com in order to receive the vouchers they require.

Patrick Pouyanné, Chairman and CEO of Total, commented: “In this period of crisis, Total’s teams remain mobilized to enable French people to make all their necessary travel arrangements. With its nationwide network, Total is working alongside those who are fighting the epidemic everywhere. Which is why the Group has decided to make this practical gesture of support for our hospital staff, who are working to ensure the health of patients.”

In addition, the Total Foundation will contribute €5 million to the Pasteur Institute and to hospital and health associations involved in the fight against Covid-19.

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About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 79 62 | ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.